NEW YORK BANCORP INC.                             NEW YORK BANCORP CAPITAL TRUST
                                                    c/o NEW YORK BANCORP INC.


                            241-02 Northern Boulevard
                           Douglaston, New York 11362
                                 (718) 631-8100

                                                     November 19, 1997


VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


         Re: Application for Withdrawal of (i) Registration Statement on Form S-3 (Nos. 333-34675 and 333-34675-01) of New York Bancorp Inc. and New York Bancorp Capital Trust and (ii) Registration Statement of Form 8-A (No. 001-13435) of New York Bancorp Capital Trust
                  -------------------------------------------------

Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act") and Rule 12d2-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), application hereby is made by New York Bancorp Inc., a Delaware corporation (the "Company") and by New York Bancorp Capital Trust, a business trust created under the laws of the State of Delaware (the "Trust"), to withdraw the following:

         (a) the Registration Statement on Form S-3 (Nos. 333-34675 and 333-34675-01), filed by the Company and the Trust with the Securities and Exchange Commission (the "Commission"), together with Amendment No. 1, Post-Effective Amendment No. 1 and all exhibits thereto (the "S-3 Registration Statement"), relating to $50,000,000 aggregate liquidation amount of 8.00% Convertible Trust Preferred Securities (the "Capital Securities") of the Trust, the guarantee with respect to the Capital Securities to be executed and delivered by the Company for the benefit of the holders from time to time of the Capital Securities, and $51,550,000 aggregate principal amount of Junior Convertible Subordinated Debentures of the Company. The S-3 Registration Statement, as amended by Amendment No. 1 thereto, was declared

Securities and Exchange Commission
November 19, 1997
Page 2



effective by the Commission on September 19, 1997. Post-Effective Amendment No. 1 to the S-3 Registration Statement was declared effective by the Commission on October 17, 1997. None of the Capital Securities covered by the S-3 Registration Statement have been issued by the Trust as of the date hereof.

         (b) the Registration Statement on Form 8-A (No. 001-13435), filed by the Trust with the Commission, relating to the Capital Securities (the "8-A Registration Statement").

         The basis upon which this application for withdrawal is made is as follows:

         The net proceeds to the Company from the proposed sale of the Capital Securities was intended to be used by the Company for general corporate purposes, including the purchases from time to time of the Company's outstanding shares of common stock and the making of advances and contributions to its subsidiary, Home Federal Savings Bank, as well as in connection with one or more possible future acquisitions by the Company. The Capital Securities were initially offered in a subscription offering (the "Subscription Offering") to existing holders of common stock of the Company, by means of a prospectus dated September 22, 1997. The Subscription Offering was to expire on October 14, 1997. All Capital Securities unsold in the Subscription Offering were proposed to be offered to the public in a public offering (the "Public Offering"), in connection with which the Company and the Trust filed Post-Effective Amendment No. 1 to the S-3 Registration Statement. The actual issuance of all of the Capital Securities was proposed to have taken place upon the completion of both the Subscription Offering and the Public Offering (collectively, the "Offerings").

         On October 7, 1997, an Agreement and Plan of Merger (the "Merger Agreement") was entered into between the Company and North Fork Bancorporation, Inc., a Delaware corporation ("North Fork"), pursuant to which at the effective time of the merger (the "Merger"), the Company will merge with and into North Fork, with North Fork remaining as the surviving corporation in the Merger.

         In light of the planned Merger, in which, as stated above, North Fork will be the surviving corporation, the Company has determined that the Offerings are no longer desirable or in the best interests of the Company and, effective on October 9, 1997,

Securities and Exchange Commission
November 19, 1997
Page 3


terminated the Subscription Offering prior to the issuance of any Capital Securities by the Trust pursuant thereto.

         Accordingly, the Company and the Trust hereby respectfully request the Commission to (i) grant the application of the Company and the Trust to have (a) the S-3 Registration Statement, as amended by Amendment No. 1 and Post-Effective Amendment No. 1 thereto, withdrawn pursuant to Rule 477 under the Securities Act, and (b) the 8-A Registration Statement withdrawn pursuant to Rule 12d2-2 under the Exchange Act and (ii) issue an appropriate order to be included in each of the files for the S-3 Registration Statement (Nos. 333-34675 and 333-34675-01) and the 8-A Registration Statement (No. 001-13435) to the effect that the S-3 Registration Statement and the 8-A Registration Statement, respectively, have been "Withdrawn upon the request of the Registrant(s), the Commission consenting thereto."


                                              Very truly yours,

                                              NEW YORK BANCORP INC.

                                              By: /s/ Michael A. McManus, Jr.
                                                  ------------------------------
                                                  Michael A. McManus, Jr.
                                                  President and Chief
                                                  Executive Officer


                                              NEW YORK BANCORP CAPITAL TRUST

                                              By: NEW YORK BANCORP INC.,
                                                  as Sponsor

                                              By: /s/ Michael A. McManus, Jr.
                                                  ------------------------------
                                                  Michael A. McManus, Jr.
                                                  President and Chief
                                                  Executive Officer


cc:      Securities and Exchange Commission
           David Sparks
         New York Stock Exchange, Inc.








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